UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Industrias Bachoco, S.A.B. de C.V.

(Name of Subject Company (issuer))

Edificio del Noroeste, S.A. de C.V.

(Name of Filing Persons (Offerors))

Series B Shares, without par value

(Title of Class of Securities)

MX01BA1D0003*

(CUSIP Number of Class of Securities)

*The Series B Shares are listed on the Mexican Stock Exchange and the ISIN identifier is MX01BA1D0003

American Depositary Shares, each representing twelve Series B Shares

(Title of Class of Securities)

456463108

(CUSIP Number of Class of Securities)

Gustavo Rodríguez Aradillas

Attorney-in-fact

Edificio del Noroeste, S.A. de C.V.

Bosque de Alisos 47-A 1er Piso A2-11

Bosques de las Lomas 05120, Ciudad de México

Tel.  +52 (55)1105-1305\

grodriguez@roblesmiaja.com.mx

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

George Karafotias

Shearman & Sterling LLP
599 Lexington Avenue

New York, NY 10022-6069

+1.212.848.4000

 Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
N/A	N/A
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.
Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒       Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

The pre-commencement communication filed under cover of this Schedule TO is being filed by Edificio del Noroeaste, S.A. de C.V., a sociedad anónima de capital variable organized under the laws of Mexico (“Edificio del Noroeste”), in connection with the intention of Edificio del Noroeste to initiate, or for a vehicle controlled by Edificio del Noroeste to initiate, the process to launch a voluntary tender offer to acquire all of the outstanding Series B Shares, without par value (“Series B Shares”), including Series B Shares represented by American Depositary Shares (each of which represents twelve Series B Shares) (collectively, the “ADSs”), of Industrias Bachoco, S.A.B. de C.V., a publicly-held corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico (“Bachoco” or the “Company”), other than any Series B Shares (including any ADSs) owned directly or indirectly by Edificio del Noroeste or its affiliates.

The tender offer described herein has not yet commenced. This filing is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell any Series B Shares (including any ADSs) or other securities. If and at the time the tender offer is commenced, Edificio del Noroeaste (and/or one or more of its affiliates, as applicable) intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter if transmittal and other documents relating to the tender offer, and no later than 10 business days from the date of commencement of the tender offer, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TENDER OFFER CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TENDER OFFER AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER.

Such documents, and other documents filed by Edificio del Noroeste and the Company, may be obtained without charge after they have been filed at the SEC’s website at www.sec.gov. The offer to purchase and related materials may also be obtained (when available) for free by contacting the information agent for the tender offer.

THE TENDER OFFER WILL NOT BE MADE DIRECTLY OR INDIRECTLY IN ANY COUNTRY OR JURISDICTION IN WHICH SUCH OFFER WOULD BE CONSIDERED UNLAWFUL OR OTHERWISE VIOLATE ANY APPLICABLE LAWS OR REGULATIONS, OR WHICH WOULD REQUIRE Edificio deL Noroeste OR ANY OF ITS AFFILIATES TO CHANGE OR AMEND THE TERMS OR CONDITIONS OF SUCH OFFER IN ANY MANNER, TO MAKE ANY ADDITIONAL FILING WITH ANY GOVERNMENTAL OR REGULATORY AUTHORITY OR TAKE ANY ADDITIONAL ACTION IN RELATION TO SUCH OFFER.

IN ADDITION, THE TENDER OFFER DOCUMENTS, THIS SCHEDULE TO AND RELATED MATERIALS AND ACCEPTANCE FORMS WILL NOT AND MAY NOT BE DISTRIBUTED, FORWARDED OR TRANSMITTED INTO OR FROM ANY JURISDICTION WHERE PROHIBITED BY APPLICABLE LAW.

Item 1.     Exhibits.

EXHIBIT NUMBER	DESCRIPTION
99.1	Letter to the Board of Directors of Bachoco, dated March 25, 2022.

2